Exhibit 1
For immediate release
Westaim announces 2007 third quarter results
Company to seek buyer for iFire Technology Corp.
CALGARY, ALBERTA – November 13, 2007 – The Westaim Corporation announced today that for the third quarter ended September 30, 2007, it recorded a net loss of $17.1 million or 18 cents per share, on revenues of $7.8 million. In the same quarter last year, the company recorded a net loss of $9.6 million, or 10 cents per share, on revenues of $8.2 million.
In the third quarter of 2007, the Company recorded reorganization costs including severance, of $2.3 million related to operational changes that will significantly reduce the Company’s annual operating costs. In addition, in the third quarter, the Company wrote down its investment in Canadian third-party asset-backed commercial paper (ABCP) by $3.0 million.
For the nine months ended September 30, 2007, the Company posted a net loss of $31.2 million or 33 cents per share on revenues of $20.7 million. For the same period in 2006, Westaim reported a net loss of $39.5 million or 42 cents per share on revenues of $22.5 million. Results in 2007 benefited from an $8.6 million gain on the sale of real estate and a dilution gain of $4.5 million reported earlier in the year. These benefits have been partially offset by corporate restructuring costs of $6.6 million incurred in 2007.
At September 30, 2007, Westaim had $32.6 million in consolidated cash and short-term investments. Westaim’s cash position, excluding cash and short-term investments held by its 74.6 per cent owned affiliate NUCRYST Pharmaceuticals Corp., was $12.2 million. In addition, Westaim held third-party ABCP with a book value of $14.1 million. As previously reported, the market for $35 billion of third-party ABCP has been frozen since mid-August and until the paper is restructured, or a market otherwise forms for this ABCP, Westaim cannot be certain of the ultimate value it will realize for its holdings.
The Company announced on November 2, 2007 the receipt of an offer, subject to final documentation, for a credit line of $12.6 million from a major financial institution. The credit facility will be available for one year and will be secured by the equivalent value of ABCP held by the Company.
Westaim also announced today that it will actively seek a buyer for its iFire subsidiary. The Company will immediately freeze the development effort on iFire’s thick dielectric electroluminescent (TDEL) technology during the sale process, which will reduce iFire’s operating costs by approximately 50 percent.
“Despite continued progress in certain aspects of its development plan, iFire’s overall progress has been slower than expected. With increasingly demanding specification improvement targets in the flat panel TV market in general, our product development timeline has been extended past the timeframe we had originally expected,” said Drew Fitch, President and CEO of The Westaim Corporation. “Westaim continues to believe in the potential of iFire’s TDEL technology;

however, we do not have the financial resources required to complete the development work necessary for commercialization. We will continue to assess the structure of the Company as the sale process develops.”
The Westaim Corporation’s technology investments include iFire Technology Corp., which is developing a low-cost flat panel display, and a 74.6 per cent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX; NCS), which develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology. Westaim’s common shares are listed on The Toronto Stock Exchange under the trading symbol WED.

For more information, contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com
This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements regarding the ultimate value of Westaim’s asset-backed commercial paper, the availability of credit, reduction of operating costs, product development timelines and the work necessary for the commercialization of iFire’s technology, the potential of iFire’s technology, Westaim’s financial resources, and the potential sale of iFire. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. Accordingly, readers are advised not to place undue reliance on forward-looking statements, and should not rely on this information at any date other than the date of this news release. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended September 30		Nine Months Ended September 30
Consolidated Statements of Operations	2007	2006	2007	2006

Revenue	$7,839	$8,203	$20,656	$22,451
Net loss	(17,138)	(9,552)	(31,226)	(39,538)
Net loss per common share - basic and diluted	(0.18)	(0.10)	(0.33)	(0.42)
Weighted average number of common shares outstanding (thousands)	94,098	93,944	94,047	93,369

	Three Months Ended September 30		Nine Months Ended September 30
Segmented Information	2007	2006	2007	2006

Revenue
Nucryst Pharmaceuticals	$7,839	$8,203	$20,656	$22,451

Operating loss
Nucryst Pharmaceuticals	$(195)	$(2,638)	$(4,167)	$(9,016)
iFire Technology	(8,358)	(8,443)	(26,982)	(28,731)
Other (including corporate costs)	(4,194)	229	(8,979)	(4,817)

Operating loss	$(12,747)	$(10,852)	$(40,128)	$(42,564)

Consolidated Balance Sheets	September 30, 2007	December 31, 2006

Cash and short-term investments	$32,645	$62,832
Current assets	51,247	80,256
Other assets	64,099	68,083
Current liabilities	13,701	15,797
Shareholders’ equity	82,680	112,977